United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer

	Date:	October 27, 2004

CORPORATE RELEASE

STATS ChipPAC LTD. Reports Third Quarter 2004 Results

Singapore and United States, October 27, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced results for the third quarter ended September 30, 2004. Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the three months and nine months ended September 30, 2004, the financial results of ChipPAC from August 5, 2004.

Revenue for the three months ended September 30, 2004 increased 137% to $232.0 million, compared to $97.9 million in the same quarter a year ago. This represents a sequential increase of 67% compared to the quarter ended June 30, 2004, and is in line with prior guidance.

On a GAAP basis, net loss was $7.4 million or $0.05 per diluted ADS, compared to net income of $0.8 million or $0.01 per diluted ADS in the same quarter a year ago. GAAP results for the third quarter of 2004 include $15.6 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-GAAP adjusted net income in the third quarter ended September 30, 2004 was $8.2 million or $0.05 per diluted ADS, compared to net income of $0.8 million or $0.01 per diluted ADS in the same quarter a year ago.

Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Our business in the third quarter 2004 was affected by inventory adjustments in the electronics supply chain, particularly for devices sold into the China handset market, along with weaker demand in the higher volume, commodity analog segment, which is sold into the distribution end market. Despite this, our results met the lower end of our guidance of $230 million to $240 million in revenue and $0.05 — $0.09 non-GAAP adjusted earnings per ADS. We benefited from continued strength in our advanced packages and advanced test, combined with initial synergies from our merger. 3D packages maintained their strength as customers continued to recognize our leadership position in this area. We were also encouraged by signs that normal seasonal demand for PC products was helping to reduce inventory in the supply chain.

Our integration efforts progressed as per our plan. We were able to realize some additional revenue in the quarter due to a more efficient deployment of assets. We continue to be confident that we are on track to meet both our previously announced revenue and cost savings synergies as a result of the merger.”

Michael G. Potter, Chief Financial Officer of STATS ChipPAC, said, “Gross margin was affected by test services decreasing as a percentage of revenue compared to the prior quarter. This decrease in test services revenue was mainly the result of test time reductions due to our ongoing programs with customers to reduce their cost of test. Utilization levels were 70%, which was flat compared to the blended utilization rate for the company in the prior quarter. An increase in utilization for advanced assembly equipment was offset by a reduction in unit volumes for traditional leaded packages and by test time reductions on several high volume devices. Separately, to counter demand weakness and inventory adjustments in the electronics supply chain; we are taking additional cost cutting actions, which we believe will help stabilize our margins until demand becomes more favorable. These actions include returning test equipment that has reached the end of its lease terms and adjusting factory scheduling to control labor expenses. We are, at the same time, maintaining our R&D spending to support our new product introductions and continued technology leadership. Importantly, STATS ChipPAC ended the quarter with a strong balance sheet, with our cash, cash equivalents and marketable securities balance of $247.1 million as of September 30, 2004. This gives us the resources to support our customers’ growth plans and product roadmaps.”

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

Outlook
Tan Lay Koon continued, “We remain confident in our long-term business due to the compelling strategic advantages gained with our recent merger, including our strong financial position, our leadership in test and advanced packages, including 3D packages, and our geographic leadership in fast growth regions. And while we are starting to see expected revenue and cost synergies, we are taking a cautious outlook on the fourth quarter. We expect continued inventory adjustments by our customers will affect customer forecasts and offset typical seasonal strength. In terms of guidance, for the current fourth quarter of 2004, we expect that revenues will be in the range of $250 million to $265 million, with GAAP loss per ADS in the range of $(0.05) to $(0.08) and non-GAAP adjusted earnings in the range of $0.00 to $0.03 per ADS. Non-GAAP adjusted earnings are calculated without the effect of merger and integration expenses and with certain purchase accounting adjustments.”

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on October 28, 2004. This will be 9:00 a.m. on October 28 in Tokyo, 5:00 p.m. on October 27 in San Francisco, 8:00 p.m. on October 27 in New York, and 1:00 a.m. on October 28 in London. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1 973-582-2700 and referencing confirmation code 5220210. The playback will be available approximately three hours after the conclusion of the conference call and will be accessible by dialing +1 973-341-3080 and referencing confirmation code 5220210. The Company will also webcast the conference call live on its website www.statschippac.com.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions comprising fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers comprise some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina) with offices located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC facilities include its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore and STATS ChipPAC Test Services, Inc.’s test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release including statements regarding expected future financial results and industry growth, including all statements made under the heading “Outlook”, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include the ability of STATS and ChipPAC to successfully integrate their operations and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 19, 2004 and its Registration Statement on Form F-3/S-3 (File Numbers 333-119705 and 333-119705-1). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to ''$’’ are to the lawful currency of the United States of America. Unless otherwise specified, references to “GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.

Singapore Contact:
Michael G. Potter
Chief Financial Officer
Tel: (65) 6824 7777, Fax: (65) 6720 7826
email: ir@statschippac.com

US Contacts:
Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email : drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group	The Ruth Group
David Pasquale — Executive Vice President	Andrew Rodriguez
Tel: (646) 536 7006	Tel: (646) 536 7032
email: dpasquale@theruthgroup.com	email: arodriguez@theruthgroup.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Revenue	$231,951	$97,922	$503,274	$261,055
Cost of revenue	(193,600)	(81,517)	(419,906)	(231,212)

Gross profit	38,351	16,405	83,368	29,843
Operating expenses:
Selling, general and administrative	28,286	9,288	50,187	26,265
Research and development	5,781	3,550	11,770	12,075
Other general expenses (income), net	11	77	(537)	(29)

Total operating expenses	34,078	12,915	61,420	38,311

Operating income (loss)	4,273	3,490	21,948	(8,468)
Non-operating income (expenses), net	(8,652)	(1,577)	(16,227)	1,165

Income (loss) before income taxes	(4,379)	1,913	5,721	(7,303)
Provision for income taxes	(1,713)	(565)	(2,345)	(727)

Income (loss) before minority interest	(6,092)	1,348	3,376	(8,030)
Minority interest	(1,352)	(572)	(2,097)	(1,523)

Net income (loss)	$(7,444)	$776	$1,279	$(9,553)

Net income (loss) per ordinary share:
Basic	$(0.005)	$0.001	$0.001	$(0.010)
Diluted	$(0.005)	$0.001	$0.001	$(0.010)
Net income (loss) per ADS:
Basic	$(0.05)	$0.01	$0.01	$(0.10)
Diluted	$(0.05)	$0.01	$0.01	$(0.10)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,611,435	992,648	1,256,291	992,400
Diluted	1,611,435	998,385	1,267,468	992,400
ADS (in thousands) used in per ADS calculation:
Basic	161,144	99,265	125,629	99,240
Diluted	161,144	99,839	126,747	99,240
Key Ratios & Information:
Gross Margin	16.5%	16.8%	16.6%	11.4%
Operating Expenses as a % of Revenue	14.7%	13.2%	12.2%	14.7%
Operating Margin	1.8%	3.6%	4.4%	(3.2)%
Depreciation & Amortization Expense	$53,530	$30,017	$126,961	$89,027
Capital Expenditures	$75,839	$63,111	$212,663	$158,442

STATS ChipPAC Ltd.
Reconciliation of GAAP Net Income (Loss) to
Non-GAAP Adjusted Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)

Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a GAAP basis, STATS ChipPAC uses a non-GAAP conforming, or adjusted measure of net income (loss), that is GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
GAAP Net Income (Loss)	$(7,444)	$776	$1,279	$(9,553)
Special items
Merger and integration related expenses
Cost of revenue (1)	57	—	57	—
Operating expenses (1)	2,934	—	2,934	—
Purchase accounting items
Amortization of intangibles — SG&A (2)	8,272	—	8,272	—
Amortization of intangibles — R&D (2)	319	—	319	—
WiP revaluation (3)	942	—	942	—
Harmonization of accounting policies for the third quarter ended September 30, 2004 (4)	3,100	—	3,100	—
Total special items	15,624	—	15,624	—
Non-GAAP Adjusted Net Income (Loss)	$8,180	$776	$16,903	$(9,553)

Non-GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three months and nine months ended September 30, 2004 and 2003 were:

(1)	We incurred direct merger and integration expenses in both our cost of revenue and operating expenses in the quarter ended September 30, 2004. These legal, professional, and other expenses including retention programs are temporary in nature and relate to the merger and not our on-going business.

(2)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.6M lower in the period than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the value of the assets used in production, no adjustment was made for this item.

(3)	As part of the purchase accounting for the merger, work-in-process inventory (WiP) was revalued upwards to reflect profit in inventory at the point of the merger. This WiP was subsequently sold post merger and the revaluation resulted in a higher cost of revenue. This higher expense is non-cash and arose solely because of purchase accounting.

(4)	Post merger, the former STATS entities changed their estimated useful lives of production equipment from 5 years for testing equipment and 7 years for assembly equipment to 8 years for both. This is the same estimated useful lives used by former ChipPAC. In order to make the reported results for the quarter more directly comparable with future quarters, the impact of changing the estimated useful lives from the beginning of the quarter is included.

STATS ChipPAC Ltd.
Non-GAAP Condensed Consolidated Statements of Operations
Excludes Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Revenue	$231,951	$97,922	$503,274	$261,055
Cost of revenue	(189,501)	(81,517)	(415,807)	(231,212)

Gross profit	42,450	16,405	87,467	29,843
Operating expenses:
Selling, general and administrative	17,124	9,288	39,025	26,265
Research and development	5,418	3,550	11,407	12,075
Other general expenses (income), net	11	77	(537)	(29)

Total operating expenses	22,553	12,915	49,895	38,311

Operating income (loss)	19,897	3,490	37,572	(8,468)
Non-operating income (expenses), net	(8,652)	(1,577)	(16,227)	1,165

Income (loss) before income taxes	11,245	1,913	21,345	(7,303)
Provision for income taxes	(1,713)	(565)	(2,345)	(727)

Income (loss) before minority interest	9,532	1,348	19,000	(8,030)
Minority interest	(1,352)	(572)	(2,097)	(1,523)

Non-GAAP adjusted net income (loss)	$8,180	$776	$16,903	$(9,553)

Non-GAAP adjusted net income (loss), per ordinary share:
Basic	$0.005	$0.001	$0.013	$(0.010)
Diluted	$0.005	$0.001	$0.013	$(0.010)
Non-GAAP adjusted net income (loss), per ADS:
Basic	$0.05	$0.01	$0.13	$(0.10)
Diluted	$0.05	$0.01	$0.13	$(0.10)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,611,435	992,648	1,256,291	992,400
Diluted	1,624,773	998,385	1,267,468	992,400
ADS (in thousands) used in per ADS calculation:
Basic	161,144	99,265	125,629	99,240
Diluted	162,477	99,839	126,747	99,240
Key Ratios & Information:
Gross Margin	18.3%	16.8%	17.4%	11.4%
Operating Expenses as a % of Revenue	9.7%	13.2%	9.9%	14.7%
Operating Margin	8.6%	3.6%	7.5%	(3.2)%
Depreciation & Amortization Expense	$41,839	$30,017	$115,270	$89,027
Capital Expenditures	$75,839	$63,111	$212,663	$158,442

The format presented above is not in accordance with Generally Accepted Accounting Principles.

See Statement of Reconciliation of GAAP Net Income (Loss) to Non-GAAP Adjusted Net Income (Loss) and notes to the reconciliation.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	September 30,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents and marketable securities	$227,585	$324,307
Accounts receivable, net	172,904	79,899
Other current assets	52,320	24,686
Inventories	58,036	19,839

Total current assets	510,845	448,731

Marketable securities	19,500	23,313
Property, plant and equipment, net	1,017,865	476,073
Goodwill and intangible assets	1,120,016	2,209
Other non-current assets	86,531	43,526

Total assets	$2,754,757	$993,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$176,196	$62,131
Other current liabilities	72,726	45,880
Short-term debts	43,362	12,137

Total current liabilities	292,284	120,148
Long-term debts	758,864	359,601
Other non-current liabilities	46,769	4,463

Total liabilities	1,097,917	484,212

Minority interest	36,417	33,684

Shareholders’ equity	1,620,423	475,956

Total liabilities and shareholders’ equity	$2,754,757	$993,852